                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                     BINGHAM FINANCIAL SERVICES CORPORATION
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                   090433-10-3
                      (CUSIP Number of Class of Securities)

                          Bingham Shareholder Group
                         C/O Mr. Jeffrey P. Jorissen
                     Bingham Financial Services Corporation
                        31700 Middlebelt Road, Suite 125
                        Farmington Hills, Michigan 48334


                                 With a copy to:


                                Peter Sugar, Esq.
                        Jaffe, Raitt, Heuer & Weiss, P.C.
                         One Woodward Avenue, Suite 2400
                             Detroit, Michigan 48226
                                 (313) 961-8380

                 (Name, address and telephone number of persons
                authorized to receive notices and communications
                    on behalf of person(s) filing statement)

                                  March 5, 1998
             (Date of event which requires filing of this Statement)

                  If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                  Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                            Exhibit Index on Page 33























                               Page 2 of 36 Pages

                                  SCHEDULE 13D

CUSIP NO. 090433-10-3
--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF REPORTING PERSON
              GROUP COMPOSED OF ALL OF THE REPORTING PERSONS LISTED
              ON ATTACHED PAGES(1)
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                          (a)   X    (b)
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
                          SC, PF, AF
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OR ORGANIZATION
                          USA
--------------------------------------------------------------------------------
                          7. SOLE VOTING POWER:   503,519(2)
NUMBER OF SHARES          --------------------------------
BENEFICIALLY              8. SHARED VOTING POWER
OWNED BY EACH             ----------------------
REPORTING PERSON          9. SOLE DISPOSITIVE POWER:  503,519(2)
WITH                      --------------------------------------
                          10. SHARED DISPOSITIVE POWER
                          ----------------------------
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          503,519(2)
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                          [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)
                          31.73%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
                          IN
--------------------------------------------------------------------------------

(1) The Bloomfield Subgroup members, as defined herein, have also filed a separate Schedule 13D covering their Share holdings, which Shares are also included in this Schedule 13D. Daniel E. Bober and Creighton J. Weber have also filed individual Schedules 13D for their Share holdings.

(2) Includes 10,001 shares issuable upon exercise of options exercisable currently or within 60 days from the date hereof.








                               Page 3 of 36 Pages

                                  SCHEDULE 13D
CUSIP NO. 090433-10-3
--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF REPORTING PERSON
              JEFFREY P. JORISSEN
--------------------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                          (a)   X    (b)
--------------------------------------------------------------------------------
3.       SEC ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
                          SC, PF
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)       [ ]
--------------------------------------------------------------------------------

6.       CITIZENSHIP OR PLACE OR ORGANIZATION
                              UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                          7. SOLE VOTING POWER: 14,833(1)
NUMBER OF SHARES          -----------------------------
BENEFICIALLY              8. SHARED VOTING POWER
OWNED BY EACH             ----------------------
REPORTING PERSON          9. SOLE DISPOSITIVE POWER:  14,833(1)
WITH                      -----------------------------------
                          10. SHARED DISPOSITIVE POWER
                          -----------------------------------
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          14,833(1)
--------------------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                          [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)
                          .93%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
                          IN
--------------------------------------------------------------------------------

(1) Includes 3,333 shares issuable upon exercise of options exercisable currently or within 60 days from the date hereof. Also includes 1,000 shares owned by Mr. Jorissen's son included for reporting purposes only; Mr. Jorissen expressly disclaims beneficial ownership of those 1,000 shares.





                               Page 4 of 36 Pages

                                  SCHEDULE 13D


CUSIP NO. 090433-10-3
--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF REPORTING PERSON
                  GARY A. SHIFFMAN
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                          (a)   X    (b)
--------------------------------------------------------------------------------
3.       SEC ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
                          SC, PF, AF
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OR ORGANIZATION
                            UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                          7. SOLE VOTING POWER:  51,667(1)
NUMBER OF SHARES          ------------------------------
BENEFICIALLY              8. SHARED VOTING POWER
OWNED BY EACH             ----------------------
REPORTING PERSON          9. SOLE DISPOSITIVE POWER:  51,667(1)
WITH                      -------------------------------------
                          10. SHARED DISPOSITIVE POWER
                          ----------------------------
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          51,667(1)
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                          [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)
                          3.26%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
                          IN
--------------------------------------------------------------------------------

(1) Includes 1,667 shares issuable upon exercise of options exercisable currently or within 60 days from the date hereof. Also includes 25,000 shares owned by Sun Communities, Inc., of which Gary A. Shiffman is President and Chief Executive Officer.







                               Page 5 of 36 Pages

                                  SCHEDULE 13D

CUSIP NO. 090433-10-3
--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF REPORTING PERSON
              MILTON M. SHIFFMAN
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                          (a)   X    (b)
--------------------------------------------------------------------------------
3.       SEC ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
                          SC, PF
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OR ORGANIZATION
                          UNITED STATES OF AMERICA

--------------------------------------------------------------------------------
                          7. SOLE VOTING POWER:  74,167(1)
NUMBER OF SHARES          --------------------------------
BENEFICIALLY              8. SHARED VOTING POWER
OWNED BY EACH             ----------------------
REPORTING PERSON          9. SOLE DISPOSITIVE POWER:  74,167(1)
WITH                      -------------------------------------
                          10. SHARED DISPOSITIVE POWER
                          ----------------------------
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          74,167(1)

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                          [ ]

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)
                          4.67%(2)
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
                          IN

--------------------------------------------------------------------------------

(1) Includes 1,667 shares issuable upon exercise of options exercisable currently or within 60 days from the date hereof.

(2) As a result of the transactions described herein, Milton M. Shiffman no longer holds five percent (5%) or more of any class of issued and outstanding stock of the Issuer.








                               Page 6 of 36 Pages

                                  SCHEDULE 13D

CUSIP NO. 090433-10-3
--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF REPORTING PERSON
              ROBERT H. ORLEY

--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                          (a) X (b)

--------------------------------------------------------------------------------
3.       SEC ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
                          SC, PF, AF

--------------------------------------------------------------------------------

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OR ORGANIZATION
                          UNITED STATES OF AMERICA

--------------------------------------------------------------------------------
                          7. SOLE VOTING POWER: 49,167(1)
NUMBER OF SHARES          -------------------------------
BENEFICIALLY              8. SHARED VOTING POWER
OWNED BY EACH             ----------------------
REPORTING PERSON          9. SOLE DISPOSITIVE POWER:  49,167(1)
WITH                      -------------------------------------
                          10. SHARED DISPOSITIVE POWER
                          ----------------------------
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          49,167(1)

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                          [ ]

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)
                          3.10%

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
                          IN

--------------------------------------------------------------------------------


(1) Includes: 10,000 shares owned by Robert H. Orley; 1,667 shares issuable to Mr. Orley upon exercise of options exercisable currently or within 60 days from the date hereof; 30,000 shares owned by Four O Group L.L.C. and administered by Mr. Orley as Manager; and 7,500 shares owned by Mr. Orley's spouse.





                               Page 7 of 36 Pages

                                  SCHEDULE 13D


CUSIP NO. 090433-10-3

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF REPORTING PERSON
              BRIAN M. HERMELIN

--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                          (a)   X    (b)
--------------------------------------------------------------------------------
3.       SEC ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
                          SC, PF
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)       [ ]
--------------------------------------------------------------------------------

6.       CITIZENSHIP OR PLACE OR ORGANIZATION
                          UNITED STATES OF AMERICA

--------------------------------------------------------------------------------
                          7. SOLE VOTING POWER: 31,667(1)
NUMBER OF SHARES          -------------------------------
BENEFICIALLY              8. SHARED VOTING POWER
OWNED BY EACH             -------------------------------
REPORTING PERSON          9. SOLE DISPOSITIVE POWER:  31,667(1)
WITH                      -------------------------------------
                          10. SHARED DISPOSITIVE POWER
                          ----------------------------

--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          31,667(1)

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                             [ ]

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)
                          2.00%

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
                          IN

--------------------------------------------------------------------------------

(1) Includes 1,667 shares issuable upon exercise of options exercisable currently or within 60 days from the date hereof.






                               Page 8 of 36 Pages

                                  SCHEDULE 13D

CUSIP NO. 090433-10-3

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF REPORTING PERSON
              DANIEL E. BOBER

--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                            (a)   X    (b)

--------------------------------------------------------------------------------
3.       SEC ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS
                          SC
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)       [ ]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OR ORGANIZATION
                          UNITED STATES OF AMERICA

--------------------------------------------------------------------------------
                          7. SOLE VOTING POWER: 96,730
NUMBER OF SHARES          ----------------------------
BENEFICIALLY              8. SHARED VOTING POWER:
OWNED BY EACH             ----------------------------
REPORTING PERSON          9. SOLE DISPOSITIVE POWER: 96,730(1)
WITH                      ----------------------------------
                          10. SHARED DISPOSITIVE POWER:
                          -----------------------------
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          96,730

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARE
                          [ ]

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)
                          6.10%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
                          IN

--------------------------------------------------------------------------------

1 Subject to transfer restrictions for a period of two years from the date of acquisition, pursuant to an Escrow Agreement as described in Item 6 below.






                               Page 9 of 36 Pages

                                  SCHEDULE 13D

CUSIP NO. 090433-10-3

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF REPORTING PERSON
              CREIGHTON J. WEBER

--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                  (a)   X    (b)
--------------------------------------------------------------------------------
3.       SEC ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
                                  SC
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)       [ ]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OR ORGANIZATION
                          UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                          7. SOLE VOTING POWER: 96,730
NUMBER OF SHARES          ----------------------------
BENEFICIALLY              8. SHARED VOTING POWER
OWNED BY EACH             ----------------------------
REPORTING PERSON          9. SOLE DISPOSITIVE POWER: 96,730(1)
WITH                      ------------------------------------
                          10. SHARED DISPOSITIVE POWER
                          ----------------------------
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          96,730

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                          [ ]

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)
                          6.10%

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
                          IN

--------------------------------------------------------------------------------

(1) Subject to transfer restrictions for a period of two years from the date of acquisition, pursuant to an Escrow Agreement as described in Item 6 below.










                              Page 10 of 36 Pages

                                  SCHEDULE 13D

CUSIP NO. 090433-10-3

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF REPORTING PERSON
              JOSEPH DROLSHAGEN
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                          (a)   X    (b)
--------------------------------------------------------------------------------
3.       SEC ONLY

--------------------------------------------------------------------------------

4.       SOURCE OF FUNDS
                          SC

--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)       [ ]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OR ORGANIZATION
                          UNITED STATES OF AMERICA

--------------------------------------------------------------------------------
                          7. SOLE VOTING POWER: 25,695
NUMBER OF SHARES          ----------------------------
BENEFICIALLY              8. SHARED VOTING POWER
OWNED BY EACH             ----------------------
REPORTING PERSON          9. SOLE DISPOSITIVE POWER: 25,695(1)
WITH                      ------------------------------------
                          10. SHARED DISPOSITIVE POWER
                          ----------------------------
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          25,695

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                          [ ]

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)
                          1.62%

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
                          IN

--------------------------------------------------------------------------------

(1) Subject to transfer restrictions for a period of two years from the date of acquisition, pursuant to an Escrow Agreement as described in Item 6 below.






                              Page 11 of 36 Pages

                                  SCHEDULE 13D

CUSIP NO. 090433-10-3

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF REPORTING PERSON
              JAMES BENNETT

--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                            (a)   X    (b)

--------------------------------------------------------------------------------
3.       SEC ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
                          SC

--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)       [ ]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OR ORGANIZATION
                          UNITED STATES OF AMERICA

--------------------------------------------------------------------------------
                          7. SOLE VOTING POWER: 17,130
NUMBER OF SHARES          ----------------------------
BENEFICIALLY              8. SHARED VOTING POWER
OWNED BY EACH             ----------------------
REPORTING PERSON          9. SOLE DISPOSITIVE POWER: 17,130(1)
WITH                      ------------------------------------
                          10. SHARED DISPOSITIVE POWER
                          ----------------------------
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          17,130

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                           [ ]

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)
                          1.08%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
                          IN

--------------------------------------------------------------------------------

(1) Subject to transfer restrictions for a period of two years from the date of acquisition, pursuant to an Escrow Agreement as described in Item 6 below.








                              Page 12 of 36 Pages

                                  SCHEDULE 13D

CUSIP NO. 090433-10-3
--------------------------------------------------------------------------------

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF REPORTING PERSON
              PATRICIA JORGENSEN

--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                            (a)   X    (b)

--------------------------------------------------------------------------------
3.       SEC ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
                          SC

--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)       [ ]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OR ORGANIZATION
                          UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                          7. SOLE VOTING POWER: 5,136
NUMBER OF SHARES          ---------------------------
BENEFICIALLY              8. SHARED VOTING POWER
OWNED BY EACH             ----------------------
REPORTING PERSON          9. SOLE DISPOSITIVE POWER:  5,136(1)
WITH                      ------------------------------------
                          10. SHARED DISPOSITIVE POWER
                          ----------------------------
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          5,136

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                    [ ]

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)
                          .32%

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
                          IN

--------------------------------------------------------------------------------

(1) Subject to transfer restrictions for a period of two years from the date of acquisition, pursuant to an Escrow Agreement as described in Item 6 below.







                              Page 13 of 36 Pages

                                  SCHEDULE 13D

CUSIP NO. 090433-10-3
--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF REPORTING PERSON
              DEBORAH JENKINS

--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                            (a)   X    (b)

--------------------------------------------------------------------------------
3.       SEC ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
                                            SC

--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)       [ ]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OR ORGANIZATION
                          UNITED STATES OF AMERICA

--------------------------------------------------------------------------------

                          7. SOLE VOTING POWER: 13,689
NUMBER OF SHARES          ----------------------------
BENEFICIALLY              8. SHARED VOTING POWER
OWNED BY EACH             ----------------------
REPORTING PERSON          9. SOLE DISPOSITIVE POWER:   13,689(1)
WITH                      --------------------------------------
                          10. SHARED DISPOSITIVE POWER
                          ----------------------------
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          13,689

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                   [ ]

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)
                          .86%

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
                          IN
--------------------------------------------------------------------------------

(1) Subject to transfer restrictions for a period of two years from the date of acquisition, pursuant to an Escrow Agreement as described in Item 6 below.





                              Page 14 of 36 Pages

                                  SCHEDULE 13D


CUSIP NO. 090433-10-3

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF REPORTING PERSON
              LYNNE BASZCZUK
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                            (a)   X    (b)

--------------------------------------------------------------------------------
3.       SEC ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
                                            SC

--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)       [ ]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OR ORGANIZATION
                           UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                           7. SOLE VOTING POWER: 1,708
NUMBER OF SHARES           ---------------------------
BENEFICIALLY               8. SHARED VOTING POWER
OWNED BY EACH              ----------------------
REPORTING PERSON           9. SOLE DISPOSITIVE POWER:   1,708(1)
WITH                       -------------------------------------
                           10. SHARED DISPOSITIVE POWER
                           ----------------------------
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           1,708
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                              [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)
                           .11%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
                           IN
--------------------------------------------------------------------------------

(1) Subject to transfer restrictions for a period of two years from the date of acquisition, pursuant to an Escrow Agreement as described in Item 6 below.




                              Page 15 of 36 Pages

                                  SCHEDULE 13D


CUSIP NO. 090433-10-3
--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF REPORTING PERSON
              JAMES A. SIMPSON
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                            (a)   X    (b)
--------------------------------------------------------------------------------
3.       SEC ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
                                            SC

--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)       [ ]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OR ORGANIZATION
                          UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                          7. SOLE VOTING POWER: 15,000
NUMBER OF SHARES          ----------------------------
BENEFICIALLY              8. SHARED VOTING POWER
OWNED BY EACH             ----------------------
REPORTING PERSON          9. SOLE DISPOSITIVE POWER:   15,000(1)
WITH                      --------------------------------------
                          10. SHARED DISPOSITIVE POWER
                          ----------------------------
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          15,000
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                         [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)
                          .95%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
                          IN
--------------------------------------------------------------------------------

(1) Subject to transfer restrictions for a period of two years from the date of acquisition, pursuant to an Escrow Agreement as described in Item 6 below.






                              Page 16 of 36 Pages

                                  SCHEDULE 13D

CUSIP NO. 090433-10-3
--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF REPORTING PERSON
              KATHERYNE L. ZELENOCK

--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                            (a)   X    (b)

--------------------------------------------------------------------------------
3.       SEC ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
                                            SC

--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)       [ ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OR ORGANIZATION
                          UNITED STATES OF AMERICA

--------------------------------------------------------------------------------
                          7. SOLE VOTING POWER: 7,700(1)
NUMBER OF SHARES          ------------------------------
BENEFICIALLY              8. SHARED VOTING POWER
OWNED BY EACH             ----------------------
REPORTING PERSON          9. SOLE DISPOSITIVE POWER:  7,700(1), (2)
WITH                      -----------------------------------------
                          10. SHARED DISPOSITIVE POWER
                          ----------------------------
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          7,700(1)
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                               [ ]

--------------------------------------------------------------------------------

(1) Includes 100 shares owned by each of the Danielle Bober 1995 Irrevocable Trust u/a/d December 15, 1995 and the Nicole Bober 1995 Irrevocable Trust u/a/d December 15, 1995 administered by Katheryne L. Zelenock as Trustee. Katheryne L. Zelenock exerts voting control, but expressly disclaims beneficial ownership of those 200 shares.

(2) 7,500 shares are subject to transfer restrictions for a period of two years from the date of acquisition, pursuant to an Escrow Agreement as described in
Item 6 below.




                              Page 17 of 36 Pages

SCHEDULE 13D, CUSIP NO. 090433-10-3
KATHERYNE L. ZELENOCK, continued


--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)
                          .49%

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
                          IN

--------------------------------------------------------------------------------




















                              Page 18 of 36 Pages

                                  SCHEDULE 13D


CUSIP NO. 090433-10-3
--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF REPORTING PERSON
              JEFFREY C. URBAN

--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                            (a)   X    (b)

--------------------------------------------------------------------------------
3.       SEC ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
                                            SC

--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)       [ ]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OR ORGANIZATION
                          UNITED STATES OF AMERICA

--------------------------------------------------------------------------------
                          7. SOLE VOTING POWER: 2,500
NUMBER OF SHARES          ---------------------------
BENEFICIALLY              8. SHARED VOTING POWER
OWNED BY EACH             ----------------------
REPORTING PERSON          9. SOLE DISPOSITIVE POWER:  2,500(1)
WITH                      ------------------------------------
                          10. SHARED DISPOSITIVE POWER
                          ----------------------------
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          2,500

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                     [ ]

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)
                          .16%

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
                          IN

--------------------------------------------------------------------------------

(1) Subject to transfer restrictions for a period of two years from the date of acquisition, pursuant to an Escrow Agreement as described in Item 6 below.






                              Page 19 of 36 Pages

1.       SECURITY AND ISSUER.

         This Statement relates to the common stock (the "COMMON STOCK" or the "SHARES") of Bingham Financial Services Corporation (the "ISSUER"), whose principal executive offices are located at 31700 Middlebelt Road, Suite 125, Farmington Hills, Michigan 48334.


2.       IDENTITY AND BACKGROUND.

         This Statement is filed by a group which has been formed, the members of which are: Jeffrey P. Jorissen, Gary A. Shiffman, Milton M. Shiffman, Robert
H. Orley and Brian M. Hermelin (together the "DIRECTOR SUBGROUP"); and Daniel E. Bober, Creighton J. Weber, Joseph Drolshagen, James Bennett, Patricia Jorgensen, Deborah Jenkins, Lynne Baszczuk, James A. Simpson, Katheryne L. Zelenock, and Jeffrey C. Urban (together the "BLOOMFIELD SUBGROUP"). All of the above are collectively referred to as the "GROUP".

         The name, business address and present principal occupation, employment or principal business of the Group members and certain other information is set forth below. All Group members are citizens of the United States.








                              Page 20 of 36 Pages

Name and Business                     Principal Business/
Address                              Principal Occupation


Jeffrey P. Jorissen                  C.F.O. and Senior Vice President
31700 Middlebelt Rd., Suite 125      Sun Communities, Inc.
Farmington Hills, Michigan 48334     (owner and manager of manufactured home
                                     communities) President, C.E.O., C.F.O.
                                     and Director of Issuer (mortgage
                                     lender)

Gary A. Shiffman                     C.E.O. and President
31700 Middlebelt Rd., Suite 125      Sun Communities, Inc.
Farmington Hills, Michigan 48334     (owner and manager of manufactured home
                                     communities) Secretary and Director of
                                     Issuer (mortgage lender)

Milton M. Shiffman                   Chairman
31700 Middlebelt Rd., Suite 125      Sun Communities, Inc.
Farmington Hills, Michigan 48334     (owner and manager of manufactured home
                                     communities) Director of Issuer (mortgage
                                     lender)

Robert H. Orley                      Executive Vice President
31700 Middlebelt Rd., Suite 125      The Oxford Investment Group, Inc.
Farmington Hills, Michigan 48334     Vice President
                                     Real Estate Interests, Inc.
                                     (real estate investment and management)
                                     Director of Issuer (mortgage lender)

Brian M. Hermelin                    Chief Operating Officer
31700 Middlebelt Rd., Suite 125      USA Jet Airlines, Inc.
Farmington Hills, Michigan 48334     (commercial charter air carrier)
                                     Director of Issuer (mortgage lender)


Daniel E. Bober                      President
260 East Brown Street                Bloomfield Acceptance
Suite 350                            Company, LLC (commercial
Birmingham, Michigan 48009           mortgage lender)
                                     Bloomfield Servicing Company, LLC
                                     (commercial loan servicing
                                     company)

Creighton J. Weber                   Executive Vice President
260 East Brown Street                Bloomfield Acceptance Company, LLC
Suite 350                            (commercial mortgage lender)
Birmingham, Michigan 48009           Bloomfield Servicing Company, LLC
                                     (commercial loan servicing company)




                              Page 21 of 36 Pages

Joseph Drolshagen                                  Vice President and Loan Officer
260 East Brown Street                              Bloomfield Acceptance Company, LLC
Suite 350                                          (commercial mortgage lender)
Birmingham, Michigan 48009                         Vice President
                                                   Bloomfield Servicing Company, LLC
                                                   (commercial loan servicing company)

James Bennett                                      Vice President and Loan Officer
260 East Brown Street                              Bloomfield Acceptance Company, LLC
Suite 350                                          (commercial mortgage lender)
Birmingham, Michigan 48009                         Vice President
                                                   Bloomfield Servicing Company, LLC
                                                   (commercial loan servicing company)

Patricia Jorgensen                                 Vice President and Controller
260 East Brown Street                              Bloomfield Acceptance Company, LLC
Suite 350                                          (commercial mortgage lender)
Birmingham, Michigan 48009                         Bloomfield Servicing Company, LLC
                                                   (commercial loan servicing company)

Deborah Jenkins                                    Vice President and Loan Officer
260 East Brown Street                              Bloomfield Acceptance Company, LLC
Suite 350                                          (commercial mortgage lender)
Birmingham, Michigan 48009                         Vice President
                                                   Bloomfield Servicing Company, LLC
                                                   (commercial loan servicing company)

Lynne Baszczuk                                     Loan Analyst
260 East Brown Street                              Bloomfield Acceptance Company, LLC
Suite 350                                          (commercial mortgage lender)
Birmingham, Michigan 48009                         Bloomfield Servicing Company, LLC
                                                   (commercial loan servicing company)

James A. Simpson                                   Attorney and President
260 East Brown Street                              Simpson Zelenock, P.C.
Suite 300                                          (Attorneys and Counselors)
Birmingham, Michigan 48009

Katheryne L. Zelenock                              Attorney and Vice President
260 East Brown Street                              Simpson Zelenock, P.C.
Suite 300                                          (Attorneys and Counselors)
Birmingham, Michigan 48009

Jeffrey C. Urban                                   Attorney
260 East Brown Street                              Simpson Zelenock, P.C.
Suite 300                                          (Attorneys and Counselors)
Birmingham, Michigan 48009


                              Page 22 of 36 Pages

         None of the Group members have, during the last five years, been (i) convicted in criminal proceedings (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activity subject to, federal or state security laws or finding any violation with respect to such clause.

3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Shares listed above as beneficially owned by the Director Subgroup members: were purchased in the Initial Public Offering of the Issuer (the "I.P.O."); were acquired in subsequent market acquisitions; were purchased by Sun Communities, Inc. in a private sale prior to the I.P.O.; or are issuable upon exercise of options exercisable currently or within 60 days from the date hereof. The Bloomfield Subgroup members, who were formerly Members of Bloomfield Acceptance Company, L.L.C. ("BAC") and Bloomfield Servicing Company, L.L.C., ("BSC"), received their Shares through a mergers among BAC, BSC and wholly-owned subsidiaries of Issuer, whereby the Issuer became the sole owner of BAC and BSC (the "MERGER"). The shares received by the Bloomfield Subgroup members were commensurate with each individual's percentage of ownership of BAC and/or BSC.

4.       PURPOSE OF TRANSACTION.

         The issuance of shares to the Bloomfield Subgroup members in connection with the Merger was for the purpose of compensating such members for the relinquishment of their respective ownership interests in BAC and BSC in the Merger. The acquisition of all other shares beneficially owned by the Group members was for purposes of investment.

         Prior to the Merger, the Issuer granted certain options to the Director Subgroup members pursuant to the Issuer's Stock Option Plan, providing the right to purchase additional shares of the Issuer's common stock as further described in Item 6 below.

         The Merger, as described in Item 3 above, was effectuated as of March 5, 1998, pursuant to that certain Agreement and Plan of Merger among the Issuer and certain of its wholly-owned subsidiaries, BAC, BSC, and the individual members of the Bloomfield Subgroup (the "MERGER AGREEMENT"), a copy of which is attached to the Issuer's Form 8-K dated March 13, 1998. In connection with the Merger, the Bloomfield Subgroup members received Issuer's Shares as shown in
Item 2 above. In connection


                              Page 23 of 36 Pages
with their continuing employment, the Bloomfield Subgroup members also were granted options under the Issuer's Stock Option Plan, providing the right to purchase additional shares of the Issuer's common stock as further described in
Item 6 below.

         In connection with the Merger, the Group members entered into a Shareholders Agreement (the "GROUP SHAREHOLDERS AGREEMENT"), dated March 4, 1998 and effective as of March 5, 1998, a copy of which is attached hereto, and which is described in detail in Item 6 below. The Shareholders Agreement provides, among other things, for an increase in the number of Directors of the Issuer, for the nominations and elections of Daniel E. Bober, Creighton J. Weber and Arthur A. Weiss as Directors of the Issuer, and for the appointment of Daniel E. Bober to the Executive Committee of the Issuer's Board of Directors.

The members of the Bloomfield Subgroup also entered into an additional Shareholders Agreement (the "BLOOMFIELD SHAREHOLDERS AGREEMENT"), as of March 5, 1998, a copy of which is attached hereto, and which is described in detail in
Item 6, below.



                              Page 24 of 36 Pages

5.       INTEREST IN SECURITIES OF THE ISSUER.

         (a) Members of the Group together beneficially own 503,519 shares of the Issuer's common stock, which constitutes 31.71% of the 1,586,819 issued and outstanding shares (including 10,001 shares which are issuable upon the exercise of options exercisable currently or within 60 days from the date hereof) of common stock as of March 13, 1998.

                  (i) Jeffrey P. Jorissen is the beneficial owner of 14,833 shares of the Issuer's common stock (including 3,333 shares which are issuable upon the exercise of options exercisable currently or within 60 days from the date hereof and including 1,000 shares owned by Mr. Jorissen's son), which constitutes .93% of the 1,586,819 issued and outstanding shares of common stock as of March 13, 1998. Mr. Jorissen expressly disclaims beneficial ownership of the 1,000 shares owned by his son.

                  (ii) Gary A. Shiffman is the beneficial owner of 51,667 shares of the Issuer's common stock (including 25,000 shares owned by Sun Communities, Inc., of which Gary A. Shiffman is President and C.E.O., and 1,667 shares which are issuable upon the exercise of options exercisable currently or within 60 days from the date hereof), which constitutes .93% of the 1,586,819 issued and outstanding shares of common stock as of March 13, 1998.

                  (iii) Milton M. Shiffman is the beneficial owner of 74,167 shares of the Issuer's common stock (including 1,667 shares which are issuable upon the exercise of options exercisable currently or within 60 days from the date hereof), which constitutes 4.67% of the 1,586,819 issued and outstanding shares of common stock as of March 13, 1998.

                  (iv) Robert H. Orley is the beneficial owner of 49,167 shares of the Issuer's common stock (including 30,000 shares owned by Four O Group L.L.C., of which Mr. Orley is Manager, 7,500 shares owned by Mr. Orley's spouse, and 1,667 shares which are issuable upon the exercise of options exercisable currently or within 60 days from the date hereof), which constitutes 3.10% of the 1,586,819 issued and outstanding shares of common stock as of March 13, 1998.

                  (v) Brian M. Hermelin is the beneficial owner of 31,167 shares of the Issuer's common stock (including 1,667 shares which are issuable upon the exercise of options exercisable currently or within 60 days from the date hereof), which constitutes 2.00% of the 1,586,819 issued and outstanding shares of common stock as of March 13, 1998.




                              Page 25 of 36 Pages

                  (vi) Daniel E. Bober is the owner of 96,730 shares of the Issuer's common stock which constitutes 6.10% of the 1,586,819 issued and outstanding shares of common stock as of March 13, 1998.

                  (vii) Creighton J. Weber is the owner of 96,730 shares of the Issuer's common stock which constitutes 6.10% of the 1,586,819 issued and outstanding shares of common stock as of March 13, 1998.

                  (viii) Joseph Drolshagen is the owner of 25,695 shares of the Issuer's common stock which constitutes 1.62% of the 1,586,819 issued and outstanding shares of common stock as of March 13, 1998.

                  (ix) James Bennett is the owner of 17,130 shares of the Issuer's common stock which constitutes 1.08% of the 1,586,819 issued and outstanding shares of common stock as of March 13, 1998.

                  (x) Patricia Jorgensen is the owner of 5,136 shares of the Issuer's common stock which constitutes .32% of the 1,586,819 issued and outstanding shares of common stock as of March 13, 1998.

                  (xi) Deborah Jenkins is the owner of 13,689 shares of the Issuer's common stock which constitutes .86% of the 1,586,819 issued and outstanding shares of common stock as of March 13, 1998.

                  (xii) Lynne Baszczuk is the owner of 1,708 shares of the Issuer's common stock which constitutes .11% of the 1,586,819 issued and outstanding shares of common stock as of March 13, 1998.

                  (xiii) James A. Simpson is the owner of 15,000 shares of the Issuer's common stock which constitutes .95% of the 1,586,819 issued and outstanding shares of common stock as of March 13, 1998.

                  (xiv) Katheryne L. Zelenock is the beneficial owner of 7,700 shares of the Issuer's common stock (including 100 shares each of the Danielle Bober 1995 Irrevocable Trust u/a/d December 15, 1995 and the Nicole Bober 1995 Irrevocable Trust u/a/d December 15, 1995 (together the "TRUSTS") administered by Katheryne L. Zelenock as Trustee), which constitutes .49% of the 1,586,819 issued and outstanding shares of common stock as of March 13, 1998. Katheryne L. Zelenock exerts voting control, but





                              Page 26 of 36 Pages
expressly disclaims beneficial ownership, of those 200 shares owned by the Trusts.

                  (xv) Jeffrey C. Urban is the owner of 2,500 shares of the Issuer's common stock which constitutes .16% of the 1,586,819 issued and outstanding shares of common stock as of March 13, 1998.

         (b) Subject to the terms of the Group Shareholders Agreement, the Bloomfield Shareholders Agreement, the Escrow Agreement and the Special Consideration Escrow Agreement, all as described in Item 6 below, each Group member has the sole power to vote, or to direct the voting of, and is so powered to dispose of, or to direct the disposition of, the shares of common stock beneficially owned by such person as indicated in subsection (a) above.
























                              Page 27 of 36 Pages

(c)

          NAME                            DATE           TRANSACTION         NUMBER OF SHARES    PRICE PER SHARE

(i) Jeffrey P. Jorissen                 1/12/98        market purchase             1,500            $10.125


(ii) Daniel E. Bober                    3/5/98         Acquired by merger         96,730              N/A

(iii) Creighton J. Weber                3/5/98         Acquired by merger         96,730              N/A

(iv) Joseph Drolshagen                  3/5/98         Acquired by merger         25,695              N/A

(v) James Bennett                       3/5/98         Acquired by merger         17,130              N/A

(vi) Patricia Jorgensen                 3/5/98         Acquired by merger          5,136              N/A

(vii) Deborah Jenkins                   3/5/98         Acquired by merger         13,689              N/A

(viii) Lynne Baszczuk                   3/5/98         Acquired by merger          1,708              N/A

(ix) James A. Simpson                   3/5/98         Acquired by merger         15,000              N/A

(x) Katheryne L. Zelenock               3/5/98         Acquired by merger          7,500              N/A

(xi) Jeffrey C. Urban                   3/5/98         Acquired by merger          2,500              N/A



(d)     Not applicable.


(e)     Not applicable.




                              Page 28 of 36 Pages

6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         All of the Group members are subject to the Group Shareholders Agreement, which governs all of the shares of common stock of the Issuer actually owned by each of the Group members as of March 5, 1998 and all of the shares of Common Stock of the Issuer individually acquired by any such Group member thereafter1, and which provides, among other things:

         A. Each Group member will take those actions necessary to nominate and elect Daniel E. Bober, Creighton J. Weber and Arthur A. Weiss to the Board of Directors of the Issuer, and to accomplish the elections of other director-nominees endorsed by the Board of Directors from time to time;

         B. Each Group member who is a Director of the Issuer shall vote to appoint Daniel E. Bober to the Executive Committee of the Board of Directors, and shall not vote to expand the size of the Executive Committee beyond three members without Mr. Bober's consent;

         C. No Group member shall sell, convey, hypothecate or otherwise transfer ownership of the shares of Issuer: (i) for a period of two years following the date of the Shareholders Agreement, and (ii) after two years, unless the shares are registered pursuant to an effective registration statement or in accordance with an exemption from state and federal securities laws;

         D. The shares of each Group member (except those shares acquired in ordinary brokerage transactions and not pursuant to the Shareholders Agreement or as part of the Company's initial public offering) shall be marked with a Legend concerning the limitations upon sale, transfer, or assignment of the shares, and otherwise incorporating the terms and conditions of the Shareholders Agreement;

         E. Each Group member shall have "TAG-ALONG RIGHTS" in the event that any other one or more Group member(s) (so long as the Group holds 10% or more of the Issuer) proposes to sell five percent (5%) or more of the then-issued and

--------------------------
1 The Group Shareholders Agreement governs only those shares actually owned or subsequently acquired by a Group member in his or her individual capacity, and does not extend to Shares beneficially owned by such persons but actually held by other persons or entities. Accordingly, a total of 429,818 Shares of the Issuer's Shares are governed by the Group Shareholders Agreement as of March 13, 1998.


                              Page 29 of 36 Pages
         outstanding common stock of Issuer to a third party. The Tag-Along Rights permit the Group members not originally a part of the proposed purchase transaction to require the proposed purchaser to purchase shares from those other Group members upon the same terms as was proposed with the proposed transferor;

         F. In the event that the Issuer proposes to register additional shares within two years after the Agreement, the Bloomfield Subgroup members shall have the right to request that their shares be included in the registration (so long as the Group as a whole holds 10% or more of the shares of Issuer) (the "PIGGYBACK RIGHTS");

         G. Bloomfield Subgroup Members who are holders of 30% or more of the shares of the Issuer may demand that the Issuer use its best efforts to registration of those shares not yet registered (the "DEMAND REGISTRATION RIGHTS");

         H. Daniel E. Bober and Creigthon J. Weber may, at any time after two years from the date of the Shareholders Agreement, request that the Issuer effect a registration on Form S-3 for shares held by the Bloomfield Subgroup Members, so long as the aggregate offering price of the shares so registered would exceed $500,000 and the Group as a whole holds 10% or more of the shares of the Issuer (the "S-3 REGISTRATION RIGHTS");

         I. The Issuer shall pay all expenses incurred with any registration, filing or qualification of shares with respect to a total of three registrations pursuant to the Piggyback Rights, Demand Registration Rights, and S-3 Registration Rights;

         J. To the extent permitted by law, the Issuer will indemnify and hold harmless each Group member against any losses, claims, damages or liabilities insofar as those claims, losses or damages arise out of certain actions or inactions by the Issuer. By like token, each Group member will indemnify and hold the Issuer harmless from losses, claims, damages, or liabilities arising out of information erroneously or inaccurately provided by the Group member; and

         K. For a period of 180 days following the effective date of any registration pursuant to the Piggyback Rights, Demand Registration Rights, or S-3 Registration Rights, no Group member shall directly or indirectly sell, offer to sell, contract to sell, grant any option to purchase or other transfer except Common Stock included in that




                              Page 30 of 36 Pages
         registration, unless the Issuer and its managing underwriters should otherwise agree.

         In addition, the Bloomfield Subgroup Members are subject to a separate Shareholders Agreement (the "BLOOMFIELD SHAREHOLDERS AGREEMENT", a copy of which is attached hereto, which governs all Shares acquired by the Bloomfield Subgroup members as part of the Merger (but not Shares acquired in individual market transactions or otherwise), and which provides, among other things, as follows:

         A. The Bloomfield Subgroup members will vote their respective shares in accordance with the determination of the holders of a majority in interest of the Bloomfield Subgroup members;

         B. So long as the firm of Simpson Zelenock, P.C. (or any successor to it) shall perform legal services for BAC or BSC, James A. Simpson, Katheryne L. Zelenock and Jeffrey C. Urban shall cause their Shares to be voted in accordance with the determination of the holders of a majority interest of the other Bloomfield Subgroup members;

         C. Daniel E. Bober and Creighton J. Weber shall act as agent and attorney-in-fact for each Bloomfield Subgroup member to: (i) negotiate, settle, compromise and adjust any indemnification by the Issuer against the Bloomfield Subgroup members as a group (as opposed to one or more, but less than all, of the Bloomfield Subgroup members) by way of offset under or pursuant to certain provisions of the Merger Agreement among Issuer, BAC and BSC, and the Bloomfield Subgroup members; (ii) negotiate and agree upon any release of Shares from the Escrow Agreement; and (iii) to take any action (including the giving of consent or approval, or the voting of Shares) that has been approved or authorized pursuant to the Bloomfield Shareholders Agreement;

         D. In the event that a Bloomfield Subgroup member who is an employee of BAC or BSC shall voluntarily terminate his or her employment, or have his or her employment terminated for any reason other than death or permanent disability prior to the conclusion of the restrictions imposed by the Shareholders Agreement among all of the Group members (the "LOCK-UP PERIOD"), then the other Bloomfield Subgroup members shall have the option to purchase all of the Shares then held by that member, for the lesser of (i) the Share Price as of the effective date of termination of Employment or (ii) the Share Price as of the date when the Lock-up Period shall expire. A terminating member shall cease to have any rights in or with respect to any Additional



                              Page 31 of 36 Pages

         Consideration under or pursuant to Section 1.3 of the Merger Agreement, and the Additional Consideration that would have been allocated to that Shareholder shall be reallocated pro rata among the Other Shareholders who then retain rights to Additional Consideration under the Merger Agreement.

         E. Following the conclusion of the Lock-up Period, no Bloomfield Subgroup member who is an Employee or Affiliate of BAC or BSC (other than Patricia Jorgensen or Lynne Baszczuk) shall sell or transfer more than 50% of his or her Shares subject to the Bloomfield Shareholders Agreement without the approval of the Board of Directors of BAC or BSC (the "MINIMUM HOLDING REQUIREMENT").

         F. In the event that a Bloomfield Subgroup member shall desire to transfer any portion of his or her Shares subject to the Bloomfield Shareholders Agreement, the other members of the Bloomfield Subgroup shall have a first option to purchase those Shares upon the terms and conditions offered by any third-party purchaser.

         Pursuant to the terms of the Merger Agreement, the Shareholders Agreement, and the Bloomfield Shareholders Agreement, the Issuer and the Bloomfield Subgroup members have entered into an Escrow Agreement and Special Consideration Escrow Agreement, both dated March 5, 1998, copies of which are attached hereto, pursuant to which the Shares received by the Bloomfield Subgroup members as part of the merger transaction are held in escrow by NBD Bank, to ensure conformity to the requirements of the Shareholders Agreement and Bloomfield Shareholders Agreement.

         Also as part of the Merger Agreement, the Bloomfield Subgroup members may be entitled to receive additional Shares (the "ADDITIONAL CONSIDERATION") based on the financial performance of BAC and BSC, as further outlined in the Merger Agreement.

         Finally, each of the Group members is a participant in the Issuer's Stock Option Plan and has been granted certain options to purchase additional shares of the Issuer's common stock. A total of 30,000 options, each representing the right to purchase one share of the Issuer's common stock, have been granted to the Director Subgroup and allocated among such persons, of which 10,001 options are exercisable currently or within 60 days from the date hereof, and the remainder of which will become exercisable during a period ending May 20, 2003. A total of 30,000 options, each representing the right to purchase one share of the Issuer's common stock, have been granted to the Bloomfield Subgroup, some of which have been allocated to individual members of the Bloomfield Subgroup and others of which have not yet been



                              Page 32 of 36 Pages
allocated. None of the options allocated to members of the Bloomfield Subgroup become exercisable until at least one year from the date of the Merger; therefore, individual allocations are not listed in this filing. Individual vesting rights will be acknowledged in future filings as required by law when such options become exercisable.

         Each Bloomfield Subgroup member has executed a Power of Attorney, a copy of which is attached hereto, permitting Daniel E. Bober or Creighton J. Weber to execute and file forms relating to Share ownership on behalf of such member.

         The Bloomfield Subgroup members have also filed a separate Schedule 13D covering their Share holdings, which Shares are also included in this
Schedule 13D. Daniel E. Bober and Creighton J. Weber have also filed individual Schedules 13D for their Share holdings.

         Otherwise, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any members of the Group and any person with respect to any securities of the Issuer, including but not limited to, transfer of voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profit or loss, or the giving or withholding of proxies.


7.       EXHIBITS:

         Exhibit 1:  Agreement for Joint Filing of Schedule 13D.

         Exhibit 2: Power of Attorney Agreements for Bloomfield Subgroup Members

         Exhibit 3:  Shareholders Agreement

         Exhibit 4:  Bloomfield Shareholders Agreement

         Exhibit 5:  Escrow Agreement

         Exhibit 6:  Special Consideration Escrow Agreement














                              Page 33 of 36 Pages

         SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 13, 1998                                      /s/ Jeffrey P. Jorissen
                                                    ----------------------------
                                                    JEFFREY P. JORISSEN

                                                    /s/ Gary A. Shiffman
                                                    ----------------------------
                                                    GARY A. SHIFFMAN

                                                    /s/ Milton M. Shiffman
                                                    ----------------------------
                                                    MILTON M. SHIFFMAN

                                                    /s/ Robert H. Orley
                                                    ----------------------------
                                                    ROBERT H. ORLEY

                                                    /s/ Brian M. Hermelin
                                                    ----------------------------
                                                    BRIAN M. HERMELIN

                                                    /s/ Daniel E. Bober
                                                    ----------------------------
                                                    DANIEL E. BOBER

                                                    /s/ Creighton J. Weber
                                                    ----------------------------
                                                    CREIGHTON J. WEBER

                                                    /s/ Joseph Drolshagen
                                                    ----------------------------
                                                    JOSEPH DROLSHAGEN

                                                    /s/ James Bennett
                                                    ----------------------------
                                                    JAMES BENNETT

                                                    /s/ Patricia Jorgensen
                                                    ----------------------------
                                                    PATRICIA JORGENSEN

                                                    /s/ Deborah Jenkins
                                                    ----------------------------
                                                    DEBORAH JENKINS

                                                    /s/ Lynne Baszczuk
                                                    ----------------------------
                                                    LYNNE BASZCZUK

                                                    /s/ James A. Simpson
                                                    ----------------------------
                                                    JAMES A. SIMPSON

                                                    /s/ Katheryne L. Zelenock
                                                    ----------------------------
                                                    KATHERYNE L. ZELENOCK

                                                    /s/ Jeffrey C. Urban
                                                    ----------------------------
                                                    JEFFREY C. URBAN





                              Page 34 of 36 Pages